Sheet1

ACM Managed Dollar Income Fund, Inc.			Exhibit 77C

77C - Matters submitted to a vote of security holders

An Annual Meeting of Shareholders of ACM Managed Dollar Income Fund, Inc. (ACM VIII) was held on March 20, 2002 and a subsequent meeting held on April 25, 2002. A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For	Shares Voted Against	Shares Abstained
To elect three Directors of ACM VIII for a term of three years and until his successor is duly elected and qualified.

John H. Dobkin	19,581,735	0	927,202

William H. Foulk, Jr.	19,593,718	0	915,219

Dr. James M. Hester	19,554,255	0	954,682

Approval of the amendment to the Charter authorizing the Board of Directors from time to time to increase or decrease the number of authorized shares of stock of the corporation.	11,942,504	1,834,937	515,148

Last Updated on 05/30/2002
By MLMAG